EXHIBIT 2.1

AGREEMENT AND PLAN OF MERGER

THIS AGREEMENT AND PLAN OF MERGER ("Merger Agreement" or "this Agreement") dated March 11, 2009.

Between      (1)               Tai Pan Holding, Inc. (“Tai Pan”), a Delaware corporation.

And              (2)              Unicapital Acquisition Corp. (“Unicapital”), a Delaware corporation, a SIC-6770 -“blank checks” company as defines in the SEC section 3 (a) (51) of the Exchange Act, listed on the United States Securities and Exchange Commission (the "SEC").

(each a "Party" and, collectively the "Constituent Corporations" or the "Parties”).

R E C I T A L S

WHEREAS:

A.
Tai Pan was incorporated on September 5, 2007.  Its current authorized capital stock consists of: (1) 217,400,000 shares of Common Stock, with a par value of $0.01 each ("Tai Pan Common Stock"), of which 81,000,000 shares are issued and outstanding; and (2) No Preferred Stock are authorized or issued. Holders of Tai Pan capital stocks are collectively referred to herein as "TP Shareholders" and, individually "TP Shareholder")

B.
Unicapital was incorporated on January 11, 2008.  Its authorized capital stock consists of: (1) 250,000,000 shares of Common Stock, with a par value of $0.0001 each ("Unicapital Common Stock"), of which 31,340,000 shares are issued and outstanding; and (2) 20,000,000 shares of Preferred Stock of $0.0001 par value each ("Unicapital Preferred Stock"), none of which have been issued as at the date of this Merger Agreement. Holders of capital stocks are collectively referred to herein as "Unicapital  Shareholders" and, individually “Unicapital Shareholder")

C.
As a condition to the Merger (as defined below), Unicapital will prior to the Effective Time (as defined below) undertake and complete  (a) a capital increment exercise ("Capital Increment Exercise") in accordance with the applicable law whereupon the par value of the common stock of $0.0001 each in the authorized and issued capital of the Company shall be increased to $0.01 each ("New Par Value"); and (b) the increase in authorized capital of Unicapital from 250,000,000 to 300,000,000 Common Stock of $0.01 each ("Authorized Capital Increment Exercise") and 20,000,000 shares of Preferred Stock of $0.01 each.  The Capital Increment Exercise and the Authorized Capital Increment Exercise shall collectively be referred to as the "Unicapital Corporate Exercise".

D.	Unicapital proposed to change its name to "Tai Pan Holding, Inc" or such other name as it deems fit upon completion of the Merger transaction contemplated herein ("Proposed Name Change").

E.
Conditional upon the completion of the Unicapital Corporate Exercise, the Constituent Corporations are desirous of entering into a merger exercise pursuant to which Tai Pan shall merge with and into Unicapital on the terms and subject to the conditions of this Merger Agreement.

F.
Each of the Constituent Corporations have procured the relevant board and shareholders approval and all such requisite approval from the relevant authorities bodies including without limitation the SEC for the Merger transaction contemplated herein and each of the Constituent Corporations have, by legally required vote, approved and adopted the Merger.

NOW, THEREFORE, the Parties do hereby agree to undertake the Merger and adopt the plan of reorganization on the terms and subject to the conditions set forth in this Merger Agreement:

1.
THE MERGER.At the Effective Time (as defined below), and upon the terms and subject to the conditions of this Agreement and the applicable law, Tai Pan shall be merged with and into Unicapital (the "Merger"), whereupon the separate existence of Tai Pan shall cease and Unicapital shall be the surviving corporation (the "Surviving Corporation"). Tai Pan, as the sole shareholder of Unicapital hereby undertakes to approve the Merger by unanimous written consent.

2.
EFFECTIVE TIME.Subject to the terms and conditions of this Agreement, the Merger shall become effective at the time of Closing (as defined below) when a duly executed copy of this Agreement, along with the Certificate of Merger and all other related documents and/or certificates executed in accordance, with the applicable law, is filed with the Secretary of State of the State of Delaware, (the "Effective Time").

3.
CLOSING. The Closing of the Merger (the "Closing") will take place at such time, place and date (the "Closing Date") to be specified by the Constituent Corporations subject to the satisfaction of Recital C and Clause 10 (other than conditions that by their nature are to be satisfied at the Closing (unless otherwise waived by the relevant Party).

4.
EFFECT OF MERGER.  At the Effective Time, the effect of the Merger shall be as provided in this Agreement and under the applicable law.  Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the property, rights, powers, franchises, privileges and immunities of Tai Pan shall vest in the Surviving Corporation; and all the debts, liabilities, obligations, restrictions and duties of Tai Pan, shall become the debts, liabilities, obligations, restrictions and duties of the Surviving Corporation all without further act or deed.

5.
GOVERNING DOCUMENTS.  At the Effective Time, Articles of Incorporation and by laws of the Surviving Corporation shall constitute the effective Articles of Incorporation and bylaws of the Constituent Corporation post Merger unless and until amended in accordance with the applicable law.

6.
DIRECTORS AND OFFICERS.  At the Effective Time, the directors and officers of Tai Pan shall resign but shall be eligible for election or appointment as the directors and officers (holding the same titles and positions) of the Surviving Corporation and after the Effective Time shall serve in that office until their earlier death, resignation or removal in accordance with the articles of association and/or bylaws of the Surviving Corporation.

7.	EFFECT ON CAPITAL STOCK. At the Effective Time, by virtue of the Merger and without further action on the part of Tai Pan or TP Shareholders:

(a)
CONVERSION OF SECURITIES OF TAI PAN.  Subject to the terms and conditions of this Agreement, at the Effective Time, each Tai Pan Common Stock of par value $0.01 per share (individually a "Share" and collectively "Shares") issued and outstanding immediately prior to the Effective Time, shall be automatically converted into the right to receive from the Surviving Corporation, one fully paid and non-assessable, issued and outstanding share of the Surviving Corporation at the New Par Value per share upon surrender by TP or TP Shareholders of the stock certificate(s) formerly representing the Share(s).  The shares to be issued by the Surviving Corporation to Tai Pan and/or TP Shareholders shall rank passu basis with the registration rights being granted to the investors purchasing shares of the Surviving Corporation on or about the date of this Agreement.

(b)
CANCELLATION OF SECURITIES OF TAI PAN.  At the Effective Time, and subject to clause 5(a) above, each Share owned by TP Shareholders (whether direct or indirect) of Tai Pan immediately prior to the Effective Time shall be canceled, and no payment shall be made with respect thereto.

(c)
CANCELLATION OF UNICAPITAL.  At the Effective Time, all of the Unicapital Common Stock that were issued to Tai Pan and outstanding immediately prior to the Effective Time shall automatically retire and be canceled.

8.
STOCK CERTIFICATES.  At and after the Effective Time, all of the outstanding certificates that, prior to that date, represented shares of Tai Pan Common Stock shall be deemed for all purposes to evidence ownership of and to represent the number of shares of the Surviving Corporation into which such shares of Tai Pan Common Stock are converted as provided herein.  The registered owner on the books and records of Tai Pan of any such outstanding stock certificate for Tai Pan Common Stock shall, until such certificate shall have been surrendered for transfer or otherwise accounted for to the Surviving Corporation or its transfer agent, be entitled to exercise any voting and other rights with respect to, and to receive any dividend and other distributions upon, the shares of the Surviving Corporation evidenced by such outstanding certificate as above provided.

9.
EMPLOYEE BENEFIT PLANS.  As at the date of this Agreement, there are no Employee Benefit Plans in force in Tai Pan.  However, if any Employee Benefit Plans are or have been adopted by Tai Pan as at the Effective Time, the obligations of Tai Pan under or with respect to every plan, trust, program and benefit then in effect or administered by Tai Pan for the benefit of the directors, officers and employees of Tai Pan or any of its subsidiaries shall become the lawful obligations of the Surviving Corporation and shall be implemented and administered in the same manner and without interruption until the same are amended or otherwise lawfully altered or terminated.

10.
FURTHER ASSURANCES.  From time to time, as and when required by the Surviving Corporation or by its successors or assigns, there shall be executed and delivered on behalf of Tai Pan such deeds, assignments and other instruments, and there shall be taken or caused to be taken by it all such further action as shall be appropriate, advisable or necessary in order to vest, perfect or confirm, of record or otherwise, in the Surviving Corporation the title to and possession of all property, interests, assets, rights, privileges, immunities, powers, franchises and authority of Tai Pan, and otherwise to carry out the purposes of this Merger Agreement. The officers and directors of the Surviving Corporation are fully authorized in the name of and on behalf of Tai Pan, or otherwise, to take any and all such actions and to execute and deliver any and all such deeds and other instruments as may be necessary or appropriate to accomplish the foregoing.

11.
CONDITION.  The consummation of the Merger is subject to the approval of this Merger Agreement and the Merger contemplated hereby by the shareholders of the Constituent Corporations, the approval of the SEC, the relevant governing bodies and all such other requisite consent and approvals being obtained prior to or at the Effective Time and such consent and approval being valid and subsisting as at the Effective Time.

12.
ABANDONMENT.  At any time before the Effective Time, this Merger Agreement may be terminated and the Merger abandoned by the Board of Directors of Tai Pan or Unicapital by mutual agreement in writing, notwithstanding approval of this Merger Agreement by the Boards of Directors and shareholders of Tai Pan and Unicapital.

13.
AMENDMENT.  At any time before the Effective Time, this Merger Agreement may be amended, modified or supplemented by the Boards of Directors of the Constituent Corporations, notwithstanding approval of this Merger Agreement by the shareholders of each of the Constituent Corporations; provided, however, that any amendment made subsequent to the adoption of this Agreement by the shareholders of the Constituent Corporation shall not: (i) alter or change the amount or kind of shares, securities, cash, property and/or rights to be received in exchange for or upon conversion of any shares of common stock of Tai Pan; (ii) alter or change any of the terms of the Articles or Certificate of Incorporation of the Surviving Corporation to be effected by the Merger; or (iii) alter or change any of the terms or conditions of this Merger Agreement if such alteration or change would adversely affect the holders of any shares of any common stocks of the Constituent Corporations.   For the avoidance of doubt, the Proposed Name Change by Unicapital shall be subject only to the approval of the Board and shareholders of Unicapital and the relevant authorities (if applicable).

14.	TAX-FREE REORGANIZATION. The Merger is intended to be a tax-free plan of reorganization within the meaning of Section 368(a)(1)(F) of the Internal Revenue Code.

15.
GOVERNING LAW.  This Agreement shall be governed by and construed under the internal laws of the State of Delaware as applied to agreements among California residents entered into and to be performed entirely within California, without reference to the principles of conflicts of law or choice of laws, except to the extent that the laws of the State of Delaware would apply in matters relating to the internal affairs of Unicapital and the Merger.

16.	COUNTERPARTS. In order to facilitate the filing and recording of this Merger Agreement, it may be executed in any number of counterparts, each of which shall be deemed to be an original.

IN WITNESS WHEREOF, this Merger Agreement is hereby executed on behalf of each of the Constituent Corporations and attested by their respective officers hereunto duly authorized.

TAN PAN HOLDING, INC.	UNICAPITAL ACQUISITION CORP.
a Delaware corporation	a Delaware corporation

/s/ Kheng Siang Lee	/s/ Kheng Siang Lee
Kheng Siang Lee, President	Kheng Siang Lee, President

ATTEST:	ATTEST:
/s/ Cheng Yu Wang	/s/ Cheng Yu Wang
Cheng Yu Wang, CFO and Secretary	Cheng Yu Wang, CFO and Secretary